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                               November 28, 2023

       Chan Yong Xian
       Chief Financial Officer
       Rectitude Holdings Ltd.
       35 Tampines Industrial Avenue 5
       T5@Tampines
       Singapore 528627

                                                        Re: Rectitude Holdings
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
2, 2023
                                                            CIK No. 0001995116

       Dear Chan Yong Xian:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted November 2, 2023

       History and Corporate Structure, page 42

   1. Please identify the date of the group reorganization and any consideration exchanged in connection with the
corporate changes.
       General

   2. Please disclose whether and how your business segments, products, lines of service, projects, or operations
are materially impacted by supply chain disruptions, especially in
                                                        light of Russia   s
invasion of Ukraine and the effectiveness of the Uyghur Forced Labor
                                                        Protection Act
("UFLPA"). For example, discuss whether you have or expect to:
                                                            suspend the
production, purchase, sale or maintenance of certain items due to a lack of raw materials,
parts, or equipment; inventory shortages; closed factories or stores;
                                                             reduced headcount;
or delayed projects;
 Chan Yong Xian
Rectitude Holdings Ltd.
November 28, 2023
Page 2
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., cotton, polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, political or trade tensions among countries; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine, the
           effectiveness of the UFLPA and/or related geopolitical tension or
have sought to    de-
           globalize    your supply chain.

      Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
3. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.
4. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Alex King at 202-551-8631 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastName Chan Yong Xian
                                                            Division of
Corporation Finance
Comapany NameRectitude Holdings Ltd.
                                                            Office of
Manufacturing
November 28, 2023 Page 2
cc:       William Rosenstadt
FirstName LastName